November 13, 2012

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-1 Energizer Resources Inc. Filed May 29, 2012 File No. 333-181730

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-181730), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 29, 2012, and was never declared effective.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding.  The Registration Statement was incorrectly coded and filed as an “S-1,” whereas the Company intended to file the Registration Statement with the Commission with the code “Pos Am.”  The Company expects to file a new registration statement with the code “Pos Am.”  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

If you have any questions or require additional information, please do not hesitate to contact me at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter D. Liabotis

Peter D. Liabotis

Senior Vice President and Chief Financial Officer